February 27, 2006

Mr. Buddy Young
Chief Financial Officer
Advanced Media Training, Inc.
17377 Ventura Blvd, Suite 208
Encino, California 91316

Re: Advanced Media Training, Inc.
Form 10-KSB for the year ended May 31, 2005
Commission File Number: 000-50333

Dear Mr. Young:

We have reviewed your February 14, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Financial Statements

Statement of Operations, page 23

1. We note from your response to our previous comment 1 that the market value of compensation paid to Mr. Young appears to be significant for the years ended May 31, 2004 and 2005. Please file an amended Form 10-KSB revising your financial statements to include the market value of Mr. Young's compensation in your financial statements. The market value should be recorded as compensation expense and capital contribution. Refer to the guidance in SAB Topic 5T. A restatement to the financial statements should include note disclosures in conformity with paragraph 37 of APB 20 and a revised auditor's report with an explanatory paragraph in accordance with the guidance in paragraph 12 of section 420 in the Statement of Auditing Standards.

Statement of Cash Flows, page 25

2. We have reviewed your response to our previous comment 2, but continue to believe the straight line method is inappropriate in any circumstance under SOP 00-2. Specifically, paragraph 99 states that … "AcSEC believes that [the individual film forecast method] best associates the costs of film production with related revenue earned." From your response it appears that you have not been able to quantify or predict the timing of ultimate revenue associated with this license; however, the lack of impairment taken during fiscal 2005 would appear to indicate you believe ultimate revenue to be at least carrying value at the beginning of the current fiscal year (or acquisition) of $30,000. If our understanding is correct, it is unclear why you have been unable to calculate the individual film forecast computation method fraction for the current fiscal year using the minimum ultimate revenue value of $30,000 (the remaining unrecognized as the beginning of the fiscal year/acquisition) and the revenue recognized in the current period. If you do not believe ultimate revenue to be at least $30,000, it is unclear why you have not taken an impairment charge during fiscal 2005 to reduce the carrying value of the license agreement to your estimate of ultimate revenue. Please revise your financial statements accordingly.

3. Refer to our previous comment 3. Please revise your financial statements to reclassify the $15,000 currently classified as a capital contribution to deferred revenue. Please note that such amount should be amortized in a manner similar to the amortization of the corresponding license agreement.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters as I supervised the review of this filing.

Sincerely,

David R. Humphrey
Branch Chief